North Texas Energy, Inc.

Southridge Services	February 4 , 2013
32 West 200 South #136
Salt Lake City, UT 84101

Dear Sir/Madam:

The files shown below are to be submitted to the SEC as correspondence.

●	S-1 Registration Statement Amendment-7 Response Letter

Please submit the correspondence files to the attention of Mr. Kevin Dougherty.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

North Texas Energy, Inc.

February 4, 2013

VIA EDGAR
Kevin Dougherty
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	North Texas Energy, Inc.
Amendment 6 to Registration Statement on Form S-l
Filed November 20, 2012
File No. 333-178251

Dear Mr. Dougherty:

We hereby submit the responses of North Texas Energy, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) dated February 4, 2013 in regards to the above-referenced Amendment 6 to Registration Statement on Form S-1 filed on November 20, 2012.

For convenience of reference, the Staff comments are reprinted below, and are followed by the corresponding response of the Company in italics.  References to page numbers are to the page numbers in Amendment No. 7 to the Form S-1 filed with the Securities and Exchange Commission.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended.

Description of the Oil and Gas Lease Rights and Reserves, page 5

The Haynesville & Eagleford Shale Formations, Page 5

1.
We note your references to the Haynesville and Eagleford shale formations here. Please amend your document to disclose the fact that you have no wells, production or reserves in either of these two shale formations.

Response:
All references to Haynesville and Eagleford shale sections have been removed from the document.

2.	Please affirm to us, if true, that your leases extend to the depths of these two shales. Otherwise, amend your document to remove this discussion of the shales.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response:
All references to Haynesville and Eagleford shale sections have been removed from the document.

3.
We note the disclosure of figures for “theoretically moveable” oil – 3.4 million barrels - and oil “calculated to be moveable” – 1.3 million barrels. The instruction to Item 1202 of Regulation S-K prohibits the disclosure of estimates of oil or gas resources other than reserves, and any estimated values of such resources in any document publicly filed with the Commission. Please amend your document by removing these items to comply with Regulation S-K.

Response:
All disclosures of estimates of oil or gas resources other than reserves have been removed.

4.
Please amend your document to identify the “47,690 barrels of oil may be economically produced, net of royalty to the account of North Texas Energy, Inc.” as New Diana field gross or net probable reserves, whichever is true as you present those same figures as gross probable reserves on page 6.

Response:
We have identified that the “47,690 barrels of oil may be economically produced, net of royalty to the account of North Texas Energy, Inc.” as New Diana field net probable reserves.

5.	Please amend your document to identify the Balch lease’s “142,263 gross barrels or 115,589 barrels net of royalty” as gross possible reserves and as net possible reserves, respectively.
Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, page 6

Response:
We have identified that the “115,589 barrels of oil may be economically produced, net of royalty to the account of North Texas Energy, Inc.” as M.  W. Balch net possible reserves.

6.
In comment 1 of our letter dated November 9, 2012, we asked that you apply your revenue interests to the probable and possible gross reserve figures. Please amend your document to disclose the net probable reserves separately from the net possible reserve figures. Please remove the figures for “Total Reserves” which is the sum of probable and possible reserves. Refer to Question 105.01 in Compliance and Disclosure Interpretations ("C&DIs") available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm. This comment applies to the table on page 24 as well.

Response:
The figures for “Total Reserves” which is the sum of probable and possible reserves were removed.  Revised tables were added.

7.
In our prior comment 2 from our letter dated November 9, 2012, we asked that you to disclose several Regulation S-K 1200 Items. We note the omission of Item 1202(a)(5) and Item 1206. Please amend your document to disclose this information.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response:
In connection with Item 1206 Present Activity, the following verbiage was added:

North Texas Energy, Inc. is an ‘Enhanced Oil Recovery’ company whose primary function is to increase the ultimate recovery of oil and gas from the wells it presently owns or will acquire in the future in order to maximize value to its stockholders. At this time the registrant has no ‘Proved’ reserves. ‘Probable’ and ‘Possible’ reserves projected are all located in the state of Texas. North Texas Energy owns 100% working interest in 438.75 acres with eighteen unproductive oil wells, zero productive oil wells and zero productive gas wells. The company owns no undeveloped acreage. This report covers 100% of North Texas Energy’s reserves.

In connection with Item 1202(a)(5) If the registrant discloses probable or possible reserves, discuss the uncertainty related to such reserves estimates, the following verbiage was added:

The probabilistic method was used to estimate the probable and possible reserves. Probable and possible reserves are considered less certain to be recovered than proved reserves. Estimates of probable and possible reserves are based on geological, engineering and economic data similar to that used to estimate proved reserves. Probable reserves have been designated as P50 reserves which are estimated to have a better than 50% chance of being technically and economically producible. Possible reserves have been designated as P10 or P20 reserves – including reserves which, at present, cannot be regarded as 'probable', but which are estimated to have a significant, but less than 50 per cent chance of being technically and economically producible. In general, a portion of a field's probable and possible reserves tend to get converted into proved reserves over time as operating history reduces the uncertainty around remaining recoverable reserves.

8.	Please file your third party reserve report as an exhibit per Item 1202(a)(8) of Regulation S-K with the changes discussed below.

Response:
The Technical Report was filed as an update to Exhibit 99.1

9.
Your third party report omits information required by Item 1202(a)(8)(i), 1202a(8)(iii) [proportion of registrant’s total reserves covered by the report], 1202a(8)(v) [discussion of primary economic assumptions should include origin and treatment of projected production and capital costs], 1202a(8)(ix) [conclusions should include net reserves]. Please include this information in your third party report.

Response:
The report covers 100% of North Texas Energy’s reserves. Capital and operating costs are included in the cash flow projections. The oil price of $96.13 (first-day-of-the-month price for the past twelve months) with no escalation was used in all projections.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

10.
The third party report states that it was performed at our request (page 1) when, in fact, it was done at your request to satisfy Item 1202(a)(8). Please include this information in your third party report.

Response:
The report has been changed to be at North Texas Energy, Inc.’s request.

11.
The report discloses (on page 2) figures for original oil in place – 8,036,468 barrels, “theoretically moveable” oil – 3.4 million barrels and (on page four) oil “calculated to be moveable” – 1.3 million barrels. The instruction to Item 1202 of Regulation S-K prohibits the disclosure of estimates of oil or gas resources other than reserves, and any estimated values of such resources in any document publicly filed with the Commission. Please amend your document by removing these items to comply with Regulation S-K.

Response:
All references except “net probable reserves” and “net possible reserves” were removed from report.

12.
The report omits (on page 2) either the “net probable reserves” or the “gross probable reserves” figures for the New Diana field (commented above) as well as the identification of “net probable” and “net possible reserves” in the table on page five. Please amend your document to include these items.

Response:
Verbiage and numeric values were added to text and table to depict “net probable” and “net possible deposits”.

13.
The report’s table on page five is labeled “Reserves as of 12/31/2011” which is inconsistent with the October 31, 2012 effective date on page 2. Please amend your document to correct this inconsistency.

Response:
All dates are set to the new effective date of December 1, 2012.

14.
The report claims (on page 6) that the “Company’s Plan” was approved by us. Be advised that we do not approve, certify or otherwise warrant recovery plans or reserves estimated by others. Please amend your document to reflect the fact that the reserve estimates and recovery plan are attributable to you.

Response:
Any reference to approval by the U.S. Securities and Exchange Commission was removed.

15.
The report used the “average of the monthly closing price” (page 2) for determination of the oil price for reserves estimation at October 31, 2012. The benchmark oil price for SEC reserve estimation is the prior 12 months’ average of the first-day-of-the-month price with (usually) lower adjustments for quality and transportation. Please explain to us whether your oil price of $96.15/barrel incorporates these price differentials. If appropriate, amend your document(s) to include the differentials in the average adjusted oil price for reserve estimation.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response:
Prices adjusted to “The benchmark oil price for SEC reserve estimation is the prior 12 months’ average of the first-day-of-the-month price with (usually) lower adjustments for quality and transportation.”There are no gravity or transportation adjustments in effect for the oil produced from the referenced leases at this time”.

Website

16.
We note the disclosure of claimed proved reserves on your website. Given the recent revisions in which you removed your proved reserves, tell us why you believe that it is appropriate to continue to show those amounts on your website.

Response:
The website was updated. The reference to proved developed reserves has been removed.

Financial Statements

General

17.	Please update the financial statements presented in the registration statement to comply with Rule 8-08 of Regulation S-X. An updated auditor consent should also be filed with the next amendment.

Response:
The financial statements have been updated through September 30, 2012.  An updated auditor consent has been filed as Exhibit 23.1.

18.
We understand that your auditor is no longer registered with PCAOB. Therefore, you will need to engage a new auditor to re-audit the financial statements included in the registration statement including any corrections necessary to resolve the comments in this letter. Please ensure that the auditor you engage is currently registered with the PCAOB.

Response:
We engaged GBH CPAs, PC on December 15, 2012 as our auditor.  GBH CPAs, PC is currently registered with the PCAOB.  We have discussed the change in auditor on page 14 of the Form S-1 Amendment No. 7.

Balance Sheet, page 17

19.	Please label the capitalized costs related to your oil and gas mineral rights as unproved properties.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response:
We have labeled the capitalized costs related to our oil and gas mineral rights as “Costs not being amortized related to unproved properties.”

Note 1 – Summary of Significant Accounting Policies, page 21

Impairment Testing, page 22

20.
We note that you added impairment testing policy disclosure in response to prior comment 6 from our letter dated November 9, 2012. However, the policy you describe does not conform to the full cost ceiling test required by Rule 4-10(c)(4) of Regulation S-X, nor the related unproved property assessments required by Rule 4-10(c)(3)(ii) of Regulation S-X. Given that you have disclosure indicating you apply the full cost method, rather than the successful efforts method outlined in FASB ASC 932, revise your accounting policy disclosure to clearly describe an impairment policy that fully complies with the full cost method. The revised disclosure should make a distinction between your assessments of unproved properties and your application of the ceiling test.

Response:
We have revised the accounting policies to properly describe the full cost ceiling test and the impairment of unproved properties.

21.
We note that your valuation of the transaction involving the acquisition of oil and gas properties with Remington Oil & Gas Inc. in exchange for 831,000 shares lacks support relative to any other stock transaction on a per share basis and results in a value that is substantially in excess of your per share offering price. Separately, we note that you have revised the classification of your reserves such that you no longer report proved reserves. Given this disparity between the implied value of the shares issued in the acquisition and the offering price and the change in the classification of your reserves, explain us your basis for concluding that the value currently assigned to the acquired properties is appropriate. Please note that it appears that you may need to revise the value ascribed to the oil and gas properties and the shares that were issued to more closely reflect your offering price and the uncertainty surrounding your estimates of future production.

Response:
As there are no common stock transactions other than the initial issuance to the founder, we have valued the shares issued in connection with the acquisition of Remington Oil & Gas, Inc. at $2.00 per share.  This share price is consistent with the offering price of the prospectus of $2.00 per share.

We conducted a fair value assessment of the oil and gas properties in accordance with ASC 820. In determining the fair value, our rationale was as follows:

●	The properties were originally acquired on the basis that engineering and geological data indicated that the fields contained significant barrels of recoverable of oil (millions

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

plus). The properties were not acquired because of any particular classification of the deposits (proved reserves) therein.
●
For most of the past year, extensive field evaluation, research, and historical field data analysis, was conducted for us by a team of expert independent third party petroleum engineers and geologists. Their research demonstrated that the fields contained more than 9.7 million (New Diana 8 million and M. W. Balch 1.7 million) barrels of original in place. Texas Railroad Commission records indicate that 2.7 million have been produced, essentially leaving 7 million barrels of oil in place. The engineers and geologists involved (see discussions and disclosures) demonstrated that it is indicated that 4 million net moveable barrels of oil are immediately recoverable. So, the analysis indicates an ultimate recovery of more than 4 million barrels. Although the fields are not producing and are termed unproved, it is indicated through field evaluation, analysis of historical field production, and field data logs that the 4 million net moveable barrels of oil are available for recovery.

●	The probable and possible estimates allowed in the fair value assessment only represent 10% of the actual oil in place.
●	To arrive at a fair value, we used the following assumptions:
o	We used the quantity estimates provided by an independent third-party engineer for all probable and possible production.
o	We used an average price per barrel of $79.33 fixed for the estimated production period.
o
We discounted the values by using a 30% discount rate to reflect an appropriate rate of return.  This is more conservative than the discount factor of 10% required by Rule 4-10(c)(4) of Regulation S-X for proved reserves.

o	We further discounted the probable estimates by 35% to account for additional uncertainty by applying a 65% recovery confidence level.
o	We further discounted the possible estimates by 70% to account for additional uncertainty by applying a 30% recovery confidence level.

The fair value of the oil and gas properties was determined to be $1,950,263.

After considering the liabilities assumed of $75,023, the fair value of the assets acquired was $1,875,240.  Comparing this amount to the consideration transferred to the prior owners of Remington through the issuance of the 831,000 shares of common stock resulted in a bargain purchase gain of $213,240 in accordance with ASC 805 – Business Combinations.

Note 4 – Capitalized Costs Related to Oil and Gas Producing Activities, page 24

22.
We note that you have not complied with prior comment 7 from our letter dated November 9, 2012, as you continue to have several references to recording a gain or having a net equity gain on the acquisition of Remington Oil and Gas Inc. (e.g., pages 19, 22, 23, 24). As you may recall, you restated your financial statements to eliminate the gain you had previously reported. Please update your filing to eliminate the conflicting disclosures.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response:
After completing the calculations for the fair value of the consideration transferred in the purchase of Remington Oil and Gas, Inc. and for the fair value of the oil and gas properties acquired, net of the liabilities assumed, we determined that a bargain purchase gain of $213,240 needed to be recorded as a result of the acquisition in accordance with ASC 805 – Business Combinations.  The transaction and the resulting gain are described in Note 4 to the consolidated financial statements.

Exhibits

Exhibit 5.1

23.
On the prospectus cover page and in the Articles of Incorporation you previously filed as exhibit 3.1, you indicate that the common stock has a par value of $0.00001 per share. However, the legality opinion you previously filed as exhibit 5.1 indicates that the par value of the shares being offered is $.001 per share. Please obtain and file as an exhibit to your next amendment a new or revised opinion of counsel which accurately describes the shares being offered, or explain to us why that should not be necessary.

Response:
The par value was edited to reflect that shown in the Articles of Incorporation, $0.00001 per share and a revised exhibit 5.1 was filed.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin Jones

Kevin Jones
Chief Executive Officer

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572